February 2, 2009

John Cannarella

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:                            Forest Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

Response Letter Dated December 30, 2008

File No. 001-13515

Dear Mr. Cannarella:

Set forth below is our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated January 27, 2009 with respect to the filing referenced above.  For your convenience, the text of the Staff’s comment is set forth below in bold followed by our response.

Consolidated Statements of Operations, page 58

1.                                      We note your response to comment number one from our letter dated December 16, 2008.  At this time we are not in a position to agree with your conclusions, and continue to believe you should modify your presentation to report realized and unrealized hedge gains and losses in a single line item, and provide further clarifying discussion of the nature and amounts of realized versus unrealized gains and losses within the notes to the financial statements.

Response to Comment 1

We respectfully request to implement the revised presentation with further clarifying discussion within the notes to the financial statements on a prospective basis, commencing with the December 31, 2008 Form 10-K, which we expect to file by March 2, 2009.

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Thank you for your time and consideration of this matter.

Sincerely,

David H. Keyte

Executive Vice President and Chief Financial Officer

Cc:                              Jill Davis

United States Securities and Exchange Commission

Division of Corporation Finance

H. Craig Clark

President and Chief Executive Officer

Forest Oil Corporation